NEW GOLD ANNOUNCES RESULTS OF VOTE FOR ELECTION OF BOARD OF DIRECTORS

April 28, 2017 – New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces the voting results from the election of its Board of Directors at New Gold's Annual and Special Meeting of Shareholders (the "Meeting") held on April 26, 2017 in Toronto, Ontario. The director nominees listed in the Management Information Circular dated March 13, 2017 were elected as directors of New Gold at the Meeting. Detailed results of the vote are set out below.

Director Nominee	Votes For	% Votes For	Withheld	% Withheld
David Emerson	256,139,504	96.97%	8,008,235	3.03%
James Estey	247,213,108	93.59%	16,934,631	6.41%
Vahan Kololian	261,878,781	99.14%	2,268,958	0.86%
Martyn Konig	247,022,925	93.52%	17,124,814	6.48%
Randall Oliphant	258,075,987	97.70%	6,071,752	2.30%
Ian Pearce	255,952,424	96.90%	8,195,315	3.10%
Hannes Portmann	262,847,069	99.51%	1,300,670	0.49%
Kay Priestly	252,152,276	95.46%	11,995,463	4.54%
Raymond Threlkeld	257,901,859	97.64%	6,245,880	2.36%

Percentages are based on votes cast for or withheld from voting.

The results of the other matters considered at the Meeting are disclosed in the Report of Voting Results filed on SEDAR at www.sedar.com on April 27, 2017.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

For further information please contact:

Julie Taylor
Director, Investor Relations
Direct: +1 (416) 324-6015
Email: info@newgold.com